September 17, 2021

VIA EDGAR

John Grzeskiewicz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KraneShares Trust: Quadratic Deflation ETF (File Nos. 333-180870 and 811-22698)

Dear Mr. Grzeskiewicz:

On November 25, 2020, KraneShares Trust (“Registrant”) filed Post-Effective Amendment No. 257 to its Registration Statement on Form N-1A (“Post-Effective Amendment No. 257”) with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (Accession Number 0001213900-20-026926). Post-Effective Amendment No. 257 was filed to register a new series of the Registrant, the Quadratic Deflation ETF (“Fund”).

On December 22, 2020, you provided oral comments on behalf of the SEC staff (“Staff”) regarding Post-Effective Amendment No. 257. Your comments and the Registrant’s responses are set forth below. Defined terms used below have the same meanings as in Post-Effective Amendment No. 257. Any changes to the Fund’s Prospectus and Statement of Additional Information will be filed in a Post-Effective Amendment.

1.	Please explain how the secondary objective is relevant to this Fund and why it is not misleading. The Fund appears to invest only in U.S. Treasury securities and does not appear to invest in any securities issued by corporations. The secondary objective suggests an ESG focus when none appears to exist. Please consider deleting the secondary objective.

RESPONSE: Your comments fundamentally question whether a fund can implement a declared ESG strategy or pursue an avowed ESG investment objective without investing in corporate issuers’ (equity or debt) securities. Stated differently, your comments suggest that a fund cannot implement an ESG strategy or pursue an ESG investment objective by investing exclusively in government securities, such as U.S. Treasury securities. However, Registrant is aware of several existing funds that not only implement an ESG investment objective and strategy by investing in government bonds, but also use ESG terms in their names and, therefore, may even count such bonds toward fulfillment of an 80% ESG policy. While some of these invest in foreign government bonds, the Registrant does not believe there is any guidance suggesting investments in foreign government bonds should be treated differently than investments in domestic government bonds. Examples of such funds are in the table below:

Name of Fund	Percentage of Portfolio in Government Bonds
Xtrackers JPMorgan ESG EM Sovereign ETF	100%
iShares ESG US Aggregate Bond ETF	65%
iShares ESG Advanced Ttle USD Bd Mrkt ETF	55%
DWS ESG Global Bond	51%
Fidelity Sustainability Bond Index	46% (U.S. Treasuries)
Nuveen ESG US Aggregate Bond ETF	42% (U.S. Treasuries)

K&L Gates LLP

1601 K Street NW Washington DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com

Securities and Exchange Commission
September 17, 2021

In light of the current effectiveness of these funds’ registration statements, Registrant believes that SEC precedent supports the Fund’s intent to seek to achieve its ESG investment objective by investing, primarily or even exclusively, in government securities, including U.S. Treasury securities.

Further, Registrant believes that the investing public understands the broad array of approaches that funds may apply when constructing their portfolios to reflect ESG principles which significantly mitigates the potential for the Fund’s disclosure to be misleading. Wikipedia, which refers to ESG investment strategies as responsible investing (RI) strategies, explains such strategies as follows:

RI seeks to control the placing of its investments via several methods:

●	Positive selection; where the investor actively selects the companies in which to invest; this can be done either by following a defined set of ESG criteria or by the best-in-class method where a subset of high performing ESG compliant companies is chosen for inclusion in an investment portfolio.

●	Activism; strategic voting by shareholders in support of a particular issue, or to bring about change in the governance of the company.

●	Engagement; investment funds monitoring the ESG performance of all portfolio companies and leading constructive shareholder engagement dialogues with each company to ensure progress.

●	Consulting role; the larger institutional investors and shareholders tend to be able to engage in what is known as ‘quiet diplomacy’, with regular meetings with top management in order to exchange information and act as early warning systems for risk and strategic or governance issues.

●	Exclusion; the removal of certain sectors or companies from consideration for investment, based on ESG-specific criteria.

●	Integration; the inclusion of ESG risks and opportunities into traditional financial analysis of equity value. (Citations omitted; emphasis supplied.)

Securities and Exchange Commission
September 17, 2021

As explained in the Fund’s secondary investment objective and principal investment strategies, the Fund seeks to adhere to (the) two (bolded) ESG principles. First, it seeks to exclude investment in certain sectors or companies based on ESG criteria. Stated differently, the Fund takes an exclusionary approach to implementing an ESG strategy, which is disclosed as follows in the principal investment strategies:

The Fund is… designed to adhere to ESG principles, as reflected in the framework published by the Sustainability Accounting Standards Board (“SASB”), by excluding investments in issuers that are involved in and/or that derive significant revenue from, certain practices, industries or product lines, including Extreme Event Controversies, Controversial Weapons, UN Global Compact Violations, Civilian Firearms, Thermal Coal Extraction and Tobacco.

More specifically, the Fund achieves this goal by investing exclusively, directly or indirectly, in U.S. Treasury securities and options on securities, including U.S. Treasury securities.

Second, an investment in the Fund seeks to increase the representation of minorities, including women, in financial services governance. As clearly disclosed, the Fund will be managed on a day-to-day basis by majority woman-owned firm and a female portfolio manager. According to the Government Accountability Office, investment firms owned by women and people of color manage less than 1% of the $70 trillion in U.S. assets under management, even though women and people of color make up about 70% of the U.S. population. This ESG feature of the Fund is noted in the Fund’s secondary investment objective and discussed in greater detail in the Fund’s principal investment strategies.

In sum, the Fund implements ESG objectives in two ways. First, it seeks to exclude investments in certain types of issuers. Second, it seeks to increases the representation of women and minorities in money management. For both of these reasons, Registrant believes that the Fund’s secondary investment objective is relevant to an investor’s decision as to whether to invest in the Fund and is not misleading.

Moreover, the Fund clearly discloses how it adheres to ESG investment principles -- meaning, it clearly discloses that it seeks to exclude investments in certain types of issuers by investing exclusively in U.S. Treasury securities and options and has engaged a majority woman-owned firm and a female portfolio manager. Indeed, the Staff’s own comment, which noted that the Fund invests exclusively in such securities, evidences this point. Thus, Registrant believes that potential investors can decide for themselves if the Fund’s approach to ESG investing is appropriate for them, and Registrant does not believe the Fund’s usage of ESG principles is misleading.

Securities and Exchange Commission
September 17, 2021

2.	If there is any change to the fee table, please provide it to us one week prior to effectiveness. Please revise the footnote on the line item “Other Expenses” to the fee table to state that it is estimated for the current fiscal year.

RESPONSE: The Registrant confirms that no changes have been made to the fee table. The Registrant has also revised the footnote on the line item “Other Expenses” to the fee table.

3.	Please explain why the ESG language in the second paragraph of the “Principal Investment Strategies” section is relevant for the Fund and not misleading.

RESPONSE: Please see Registrant’s response to comment 1 above.

4.	If the ESG language will be included for this Fund, please explain how U.S. Treasury securities will be treated for ESG purposes and how they meet the ESG criteria. Please also discuss whether the options used by the Fund will relate to any non-U.S. Treasury securities and, if so, how the ESG criteria might apply to those non-U.S. Treasury securities.

RESPONSE: U.S. Treasury securities and options related to non-US Treasury securities will be treated as ESG-compliant for the reasons explained in response to comment 1 above. More specifically, ESG investment strategies may seek to adhere to ESG principles in a number of different ways. Among others, ESG investment strategies may seek to exclude investments in specific issuers’ securities based on ESG criteria. The Fund takes this exclusionary approach to implementing an ESG strategy. As disclosed in the principal investment strategies:

The Fund is… designed to adhere to ESG principles, as reflected in the framework published by the Sustainability Accounting Standards Board (“SASB”), by excluding investments in issuers that are involved in and/or that derive significant revenue from, certain practices, industries or product lines, including Extreme Event Controversies, Controversial Weapons, UN Global Compact Violations, Civilian Firearms, Thermal Coal Extraction and Tobacco.

It achieves this goal by investing its portfolio exclusively, directly or indirectly, in U.S. Treasury securities and options on such securities. The Fund clearly discloses this approach to adhering to ESG principles so as to allow investors to determine if this is the type of ESG investment vehicle in which they wish to invest.

5.	Please consider moving the discussion of Quadratic from the second paragraph of the “Principal Investment Strategies” section to the “Management” section of the Prospectus or another appropriate section since it does not appear to be disclosure related to the principal investment strategies of the Fund.

RESPONSE: The Registrant has considered the Staff’s comment but has declined to move the disclosure as it is relevant to the Fund’s secondary investment objective, which is to seek to adhere to ESG principles by, among other things, increasing the representation of underrepresented groups in the governance of ETFs.

Securities and Exchange Commission
September 17, 2021

6.	Please consider presenting the disclosures in “Principal Risks” section in order of risks most likely to impact the Fund’s net asset value, yield, or total return.

RESPONSE: The Registrant has made the requested change.

7.	Please clarify in the investment strategy the length of the options that the Fund will use (i.e. monthly, annually, etc.).

RESPONSE: The Registrant has revised the “Principal Investment Strategies” section to state: “The “option strategies” used by the Fund are options strategies of various maturities that are tied to the shape of the U.S. interest rate swap curve and structured to limit the loss to the Fund and include long options, long spreads and butterflies.”

8.	If the Fund will invest in any other types of securities, such as foreign securities, corporate securities or any publicly traded securities please disclose them in the “Principal Investment Strategies” section and add appropriate risk disclosure.

RESPONSE: The Registrant confirms that the Fund’s “Principal Investment Strategies” section currently discloses all of the types of securities that the Fund will invest in pursuant to its principal investment strategies.

*           *           *           *           *

If you have any additional questions regarding the enclosed information, please contact me at (202) 778-9475 or Franklin Na at (202) 778-9473.

Regards,

/s/ Stacy L. Fuller
Stacy L. Fuller

cc:	Odette Gafner

Jonathan Shelon

Krane Funds Advisors, LLC

Nancy Davis

Quadratic Capital Management LLC

Franklin Na

K&L Gates LLP